UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

OPAL Fuels Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

68347P 103

(CUSIP Number)

Mark Comora

c/o OPAL Fuels Inc.

One North Lexington Avenue, Suite 1450
White Plains, New York 10601

(914) 705-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

T. Allen McConnell, P.C.

Sheppard, Mullin, Richter & Hampton LLP

2200 Ross Avenue, 20th Floor

Dallas, Texas 75201

and

John H. Booher, Esq.

Sheppard, Mullin, Richter & Hampton LLP

Four Embarcadero Center, 17th Floor
San Francisco, California 94111

July 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68347P 103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Mark Comora
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 145,279,637 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 145,279,637 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,279,637 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.7%[1]
14	TYPE OF REPORTING PERSON IN

(1)	All ownership percentages in this schedule are calculated based on an aggregate of 25,171,390 shares of Class A common stock of OPAL Fuels Inc. (the “Issuer”) outstanding and 144,399,037 shares of Class D common stock of the Issuer outstanding, in each case as set forth in the current report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 27, 2022 (the “Closing Form 8-K”).

CUSIP NO. 68347P 103	SCHEDULE 13D

1	NAMES OF REPORTING PERSON OPAL HoldCo LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 142,377,450 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 142,377,450 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,377,450 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.0%
14	TYPE OF REPORTING PERSON HC

CUSIP NO. 68347P 103	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Hillman RNG Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,021,587 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,021,587 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,021,587 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON HC

CUSIP NO. 68347P 103	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Fortistar LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 880,600 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 880,600 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON HC

Item 1. Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.0001 per share, of the Issuer. The principal executive office of the Issuer is located at One North Lexington Avenue, Suite 1450, White Plains, New York 10601.

Item 2. Identity and Background.

(a) This Statement is being filed jointly on behalf of (i) Mark Comora, (ii) OPAL HoldCo LLC, (iii) Hillman RNG Investments, LLC, and (iv) Fortistar LLC (together, the “Reporting Persons”). Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The business address of each of the Reporting Persons is c/o OPAL Fuels Inc., One North Lexington Avenue, Suite 1450, White Plains, New York 10601.

(c) Mark Comora is the Chairman of the Board of Directors of the Issuer. Mr. Comora is President of Fortistar Renewables LLC, which is the Manager of OPAL HoldCo LLC, and the President and Sole Member of Fortistar LLC. Mr. Comora is also the President of OPAL HoldCo LLC. Mr. Comora controls, through Fortistar LLC and various of its subsidiaries, Hillman Power Company L.L.C., which is the Managing Member of Hillman RNG Investments, LLC. Accordingly, Mr. Comora controls Fortistar LLC and, through Fortistar LLC and various other subsidiaries of Fortistar LLC, controls OPAL Holdco LLC and Hillman RNG Investments, LLC.

(d)–(e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mark Comora is a citizen of the United States of America. OPAL HoldCo LLC, Hillman RNG Investments, LLC and Fortistar LLC are each a limited liability company organized under the laws of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

On July 21, 2022, ArcLight Clean Transition Corp. II, a blank check company incorporated as a Cayman Islands exempted company with limited liability (“ArcLight” and after consummation of the Business Combination identified herein, the “Issuer”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of December 2, 2021, by and among ArcLight, OPAL Fuels LLC, a Delaware limited liability company (“OPAL Fuels”), and OPAL HoldCo LLC. The Business Combination is described in more detail in the Closing Form 8-K.

In connection with the Business Combination (the “Closing”), OPAL Holdco LLC received an aggregate of 142,377,450 shares of Class D common stock, par value $.0001 per share, of the Issuer (the “Class D Common Stock”), and Hillman RNG Investments, LLC received an aggregate of 2,021,587 shares of Class D common stock of the Issuer. These share counts for the Class D common stock exclude an aggregate of up to 9,657,625 shares of Class D common stock potentially issuable to OPAL Holdco LLC in connection with certain earnout provisions contained in the Business Combination Agreement, which are described in more detail in the Closing Form 8-K, and up to 137,127 shares of Class D common stock potentially issuable to Hillman RNG Investments, LLC in connection with certain earnout provisions contained in the Business Combination Agreement, which described in more detail in the Closing Form 8-K.

The Class A common stock entitles each holder thereof to one vote per share. The Class D common stock does not have any economic value (but is paired with Class B Common Units of OPAL Fuels LLC) and entitles each holder thereof to five votes per share. The Class A common stock and Class D common stock of the Issuer (as well as the Class B common stock and Class C common stock outstanding, if any) vote together as a single class on all matters on which stockholders generally are entitled to vote. The Class D common stock is exchangeable and then convertible into Class A common stock, pursuant to and in accordance with the Certificate of Incorporation of the Issuer, which is Exhibit 2 of this Schedule 13D, and the Second Amended and Restated Limited Liability Company Agreement of OPAL Fuels LLC, which is Exhibit 3 of this Schedule 13D.

Also in connection with the Closing, Fortistar LLC purchased 880,600 shares of the Issuer’s Class A common stock at a purchase price of $10.00 per share, for an aggregate purchase price of $8,806,000. This purchase was made in connection with the private placement of an aggregate of 11,080,600 shares of Class A common stock sold for $10.00 per share to institutional and accredited investors pursuant to subscription agreements, which is described in more detail in the Closing Form 8-K.

Item 4. Purpose of Transaction.

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of the Issuer’s Class A common stock and Class D common stock beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Business Combination.

As of the date of this filing, the Reporting Persons have voting control over more than 90% of the outstanding shares of all classes of common stock of the Issuer (including the Class A common stock and Class D common stock). As such, one or more of the Reporting Persons could elect a majority of the board of directors of the Issuer, and could thus indirectly control most aspects of the Issuer’s business. In addition, Mark Comora is the Chairman of the board of directors of the Issuer and, in such capacity, may have influence over the corporate and business activities of the Issuer.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or its board of directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

On the Closing Date, in connection with the consummation of the Business Combination and as contemplated by the Business Combination Agreement, the Issuer entered into a tax receivable agreement (the “Tax Receivable Agreement”) with Hillman RNG Investments, LLC, OPAL Holdco LLC and certain other stockholders of the issuer (the “TRA Participants”). Pursuant to the Tax Receivable Agreement, the Issuer is required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that the Issuer actually realizes (computed using certain simplifying assumptions) as a result of the increases in tax basis and certain other tax benefits related to any exchanges of OPAL Fuels LLC Class B Common Units (together with voting shares of the Issuer) for the Issuer’s Class A common stock or Class C common stock. The Tax Receivable Agreement is Exhibit 4 to this Schedule 13D.

On the Closing Date, in connection with the consummation of the Business Combination and as contemplated by the Business Combination Agreement, the Issuer, OPAL Holdco LLC, Hillman RNG Investments, LLC and certain other stockholders of the Issuer (collectively the “New OPAL Holders”) entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, the Issuer provided the New OPAL Holders certain registration rights with respect to certain shares of the Issuer’s Class A common stock held by them or otherwise issuable to them pursuant to the Business Combination Agreement, the Second A&R LLC Agreement or the Certificate of Incorporation of the Issuer and the New OPAL Holders agreed not to transfer, sell, assign or otherwise dispose of their shares of Class A common stock for up to 180 days following the Closing, subject to certain exceptions. The Investor Rights Agreement is Exhibit 5 to this Schedule 13D.

The foregoing descriptions of the Tax Receivable Agreement and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Class A common stock or Class D common stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

(d) Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A common stock or Class D common stock of the Issuer beneficially owned by the Reporting Persons as reported in this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The shares of Class D common stock indirectly held by Mark Comora through Hillman are pledged to a bank in connection with certain indebtedness owing to such bank.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Each of the disclosures in Item 4 is incorporated herein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement.
2.	Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 from the Form 8-K filed with the SEC on July 27, 2022).
3.	Second Amended and Restated Limited Liability Company Agreement of OPAL Fuels LLC (incorporated by reference to Exhibit 10.8 from the Form 8-K filed with the SEC on July 27, 2022).
4.	Tax Receivable Agreement (incorporated by reference to Exhibit 10.6 from the Form 8-K filed with the SEC on July 27, 2022).
5.	Investor Rights Agreement (incorporated by reference to Exhibit 10.7 from the Form 8-K filed with the SEC on July 27, 2022).
6.	Power of Attorney for Mark Comora (incorporated by reference to Exhibit 24.1 from the Form 3 filed by Mark Comora with the SEC on July 25, 2022).
7.	Power of Attorney for OPAL HoldCo LLC (incorporated by reference to Exhibit 24.1 from the Form 3 filed by OPAL HoldCo LLC with the SEC on July 25, 2022).
8.	Power of Attorney for Hillman RNG Investments, LLC.
9.	Power of Attorney for Fortistar LLC.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2022	/s/ John Coghlin, as Attorney-in-Fact
Mark Comora

OPAL HoldCo LLC

	By:	/s/ John Coghlin, as Attorney-in-Fact

Hillman RNG Investments, LLC

	By:	/s/ John Coghlin, as Attorney-in-Fact

Fortistar LLC

	By:	/s/ John Coghlin, as Attorney-in-Fact